UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: June 26, 2025

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Cellectis S.A.

The information included in this report on Form 6-K under the caption “—Board Changes” (including Exhibit 99.2) below shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (No. 333-265826 and 333-284302) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717, 333-258514, 333-267760, 333-273777 and 333-284301), to the extent not superseded by documents or reports subsequently filed.

Combined Shareholders Meeting Voting Results

Cellectis S.A. (the “Company”) held its Combined General Meeting of Shareholders on June 26, 2025. The voting results of the Meeting, attached as Exhibit 99.1 hereto, are incorporated by reference herein.

Board Changes

During the Company’s Combined General Meeting of Shareholders on June 26, 2025, André Muller was appointed as a Director of the Company’s Board of Directors, effective immediately. A press release relating to Mr. Muller’s appointment is attached as Exhibit 99.2 hereto and is incorporated by reference herein.

In addition, at the close of the Combined General Meeting of Shareholders, the term of Axel-Sven Malkomes expired and the previously announced resignation of Pierre Bastid became effective.

In connection with the above-mentioned changes to the Board of Directors, the Board of Directors have appointed André Muller (Chair), Donald Bergstrom, and Rainer Boehm as the members of the Company’s Audit Committee. Each of Messrs. Muller, Bergstrom and Boehm is independent, as such term is defined un Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and the independence standards of the Nasdaq Global Market.

EXHIBITS

Exhibit	Title
99.1	Voting Results for the Combined General Meeting of Shareholders
99.2	Press release regarding board appointment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.

June 26, 2025	By:	/s/ André Choulika
André Choulika
Chief Executive Officer